Mail Stop 3561

December 23, 2008

Mr. Kevin M. Murphy
President and Chief Executive Officer
Lone Mountain Mines, Inc
1174 Manitou Dr., NW
Fox Island, WA 98333

      Re: **Lone Mountain Mines, Inc.**
              Form 10-Q for the Quarter Ended June 30, 2008
              Form 10-Q for the Quarter Ended September 30, 2008
              File No. 001-32032

Dear Mr. Murphy:

We have reviewed your amended filings and supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended June 30, 2008
Form 10-Q for Quarter Ended September 30, 2008

Signatures

1. We note Howard Bouch joined the company as Secretary and Chief Financial Officer on April 14, 2008. However, we note that only Kevin Murphy signed your Forms 10-Q for the quarters ended June 30, 2008 and September 30, 2008 in the capacity of President, CEO, and Director. Please confirm that Kevin Murphy also served as Principal Financial Officer in each instance or amend your filings

to include both the signatures of the Principal Executive Officer and Principal Financial Officer.

Section 302 and 906 certifications

2. In connection with the comment above, we note that Kevin Murphy signed Section 302 and 906 certifications in the capacities of President and CEO. Considering the appointment of Howard Bouch as Chief Financial Officer on April 14, 2008, please confirm that Kevin Murphy also served as Principal Financial Officer or amend your filing to include certifications by both your Principal Executive Officer and Principal Financial Officer.

3. We note that your Section 302 certifications contain several instances of the term "small business issuer" instead of "registrant." Please confirm that in future filings you will revise your Section 302 certifications to comply.

Other Exchange Act Reports

4   In connection with the comment above regarding the appointment of Howard Bouch, please note that an Item 5.02 Form 8-K must be filed to report, among other issues, changes in your Directors and Officers. Please file these reports immediately or tell us when you will file such reports regarding these changes.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Brian K. Bhandari, Branch Chief, at (202) 551- 3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services